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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REVISED

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02019768

SEC FILE NUMBER
8-51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Northwest Central Drive
(No. and Street)

Houston	Texas	77092-2092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth McMeans	(713) 460-1000
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *If individual: state last, first, middle name*)

711 Louisiana, Suite 1300	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth McMeans, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hand Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Seth A. McMeans
Signature

General Securities Principal
Title

Subscribed and sworn to before me
this 27 day of February A. D. 2002.

Courtney Clark
Notary Public

My commission expires: 12/2/02

NOTARY PUBLIC STATE OF TEXAS
COU... ...ARK
NOTA... ...BLIC
State o... ...exas
Comm. Exp. .2-02-2002

This report contains (check all applicable items):

x	(a)	Facing page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Operations
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholder's Equity
N/A	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Computation of Net Capital
N/A	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
N/A	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
N/A	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
N/A	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
N/A	(m)	A copy of the SIPC Supplemental Report
N/A	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent Accountant's Supplementary Report on Internal Control
x	(p)	Schedule of Exemptive Provision Pursuant to Rule 15c3-3

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Hand Securities, Inc.:

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (the Company), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hand Securities, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
February 12, 2002

HAND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$509,612
ACCRUED MUTUAL FUND FEES	70,107
RECEIVABLE FROM PARENT	4,083
DEFERRED TAX ASSET	682
OTHER ASSETS	29,151
Total assets	$613,635

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE, primarily to affiliate	$362,072
INCOME TAXES PAYABLE	51,542
Total liabilities	413,614
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	91,000
Retained earnings	108,021
Total stockholder's equity	200,021
Total liabilities and stockholder's equity	$613,635

The accompanying notes are an integral part of this financial statement.

HAND SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Mutual fund revenues		$1,021,746
Interest income		826
	Total revenues	1,022,572
EXPENSES:		
Administrative fees		700,000
Management fees		90,000
Operating		90,378
	Total expenses	880,378
INCOME BEFORE INCOME TAXES		142,194
PROVISION FOR INCOME TAXES:		
Current		51,947
Deferred		665
NET INCOME		$ 89,582

The accompanying notes are an integral part of this financial statement.

HAND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE AT DECEMBER 31, 2000	1,000	$1,000	$91,000	$ 18,439	$110,439
Net income	–	–	–	89,582	89,582
BALANCE AT DECEMBER 31, 2001	1,000	$1,000	$91,000	$108,021	$200,021

The accompanying notes are an integral part of this financial statement.

HAND SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 89,582
Adjustment to reconcile net income to net cash provided by operating activities-	
Deferred tax provision	665
Changes in assets and liabilities-	
Increase in accrued mutual fund fees	(15,729)
Increase in receivable from Parent	(4,083)
Decrease in income taxes receivable	3,488
Increase in other assets	(29,151)
Increase in accounts payable	124,272
Increase in income taxes payable	51,542
Net cash provided by operating activities	220,586
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	289,026
CASH AND CASH EQUIVALENTS AT END OF YEAR	$509,612

The accompanying notes are an integral part of this financial statement.

HAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Operations

Hand Securities, Inc. (the Company), formerly American Industries Retirement Securities Corporation, was incorporated in Texas on February 2, 1998, and began operations in 1999. The Company acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Hand Benefits & Trust, Inc. (the Parent).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., and is registered as a securities dealer with the SEC and various states.

Securities Transactions

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund revenues consist of sales commissions, 12b-1 trailer fees and subtransfer agent fees. The 12b-1 trailer fees and subtransfer agent fees are accrued as earned.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset as of December 31, 2001, primarily relates to expenses deducted for book purposes but that will not be deductible for tax purposes until future periods. During the year ended December 31, 2001, the difference between the statutory federal tax rate and the Company's effective tax rate is primarily due to the accrual for the income component of the Texas franchise tax.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital rules adopted and administered by the SEC. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2001, the Company's ratio of aggregate indebtedness to regulatory net capital was 3.34 to 1 and its regulatory net capital of $123,780 was in excess of the minimum net capital required of $50,000.

Proprietary accounts held at the clearing brokers (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and each clearing broker that requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

3. COMMITMENTS AND CONTINGENCIES:

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

4. RELATED-PARTY TRANSACTIONS:

Two sister companies, Hand Benefits and Trust Company and Hand and Associates, Inc., perform administrative and management functions relative to the Company, for which the Company pays quarterly fees to Hand Benefits and Trust Company and monthly fees to Hand and Associates, Inc. During 2001, the total of these fees was $790,000, of which $350,665 is payable at December 31, 2001.

Substantially all of the Company's revenue comes from commissions and fees earned on mutual fund investments of 401(k) plan accounts or trust accounts held in trust by Hand Benefits and Trust Company.

5. SUBORDINATED DEBT:

The Company had no subordinated debt at December 31, 2001, or at any time during the year then ended.

HAND SECURITIES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL:	
Total stockholder's equity	$200,021
Less-	
Nonallowable assets	(94,750)
Other deductions, Fidelity bond excess deductible	(4,000)
Add- Tax liability associated with accrued revenue	22,509
Net capital	$123,780
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness liabilities from statement of financial condition	$413,614
Less- Items excluded from aggregate indebtedness	–
Aggregate indebtedness	$413,614
NET CAPITAL REQUIREMENT	$ 50,000
NET CAPITAL IN EXCESS OF REQUIRED AMOUNT	$ 73,780
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.34 to 1
NONALLOWABLE ASSETS:	
Accrued 12b-1 fees and subtransfer agent fees	$ 60,834
Receivable from Parent	4,083
Deferred tax asset	682
Other assets	29,151
	$ 94,750

NOTE:

The above computation does not differ significantly from the amended computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

HAND SECURITIES, INC.

EXEMPTIVE PROVISION PURSUANT TO RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

The Schedules entitled "Computation for Determination of Reserve Requirements" pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and "Information Relating to Possession or Control of Securities" as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Penson Financial Services, Inc., and after December 1, 2001, U.S. Clearing, Inc., which carry all of the accounts of customers and thus qualify the Company under the (k)(2)(ii) exemption from the requirements of Rule 15c3-3.

In the opinion of the management of Hand Securities, Inc., conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended December 31, 2001.

ANDERSEN

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Board of Directors of
Hand Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hand Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Houston, Texas
February 12, 2002